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                                                          UNITED STATES                                    OMB APPROVAL
                                               SECURITIES AND EXCHANGE COMMISSION                        ---------------------------
                                                     Washington, D.C. 20549                              OMB Number:   3235-0101
                                                                                                         Expires: May 31, 2000
                                                                                                         Estimated average burden
                                                                                                         hours per response......2.0
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                                                                                                               SEC USE ONLY
                                                            FORM 144                                     ---------------------------
                                              NOTICE OF PROPOSED SALE OF SECURITIES                      DOCUMENT SEQUENCE NO.
                                      PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933              ---------------------------
                                                                                                         CUSIP NUMBER
ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market marker.
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1 (a) NAME OF ISSUER (Please type or print)                  (b) IRS IDENT. NO. (c) SEC FILE NO.         WORK LOCATION

               DIANON Systems, Inc.                                06-1128081       000-19392
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1 (d) ADDRESS OF ISSUER       STREET         CITY              STATE             ZIP CODE                 (e) TELEPHONE NO.
                                                                                                          --------------------------
 200 Watson Boulevard                      Stratford         Connecticut          06615                    AREA
                                                                                                           CODE           NUMBER
                                                                                                           (203)         381-4000
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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES (b) IRS IDENT NO.  (c) RELATIONSHIP  (d) ADDRESS STREET   CITY    STATE  ZIP
      ARE TO BE SOLD                                                         TO ISSUER                                         CODE

  James T. Barry                                                             Director    200 Watson Boulevard,  Stratford, CT  06615

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 INSTRUCTION  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the
                                                   S.E.C. File Number.

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3 (a)       (b)                                  SEC USE ONLY   (c)            (d)            (e)            (f)          (g)
                                                                  NUMBER OF      AGGREGATE       NUMBER OF    APPROXIMATE  NAME OF
 TITLE OF                                                         SHARES OR        MARKET        SHARES OR   DATE OF SALE   EACH
   THE        NAME AND ADDRESS OF EACH BROKER                       OTHER          VALUE           OTHER                  SECURITIES
 CLASS OF             THROUGH WHOM THE           BROKER-DEALER     UNITS TO                        UNITS      (See instr.  EXCHANGE
SECURITIES    SECURITIES ARE TO BE OFFERED OR    FILE NUMBER        BE SOLD                     OUTSTANDING     3(f))
TO BE SOLD           EACH MARKET MAKER                         (See instr.    (See instr.    (See instr.                 (See instr.
              WHO IS ACQUIRING THE SECURITIES                     3(c))          3(d))          3(e))        (MO. DAY YR.)   3(g))

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Common      JP Morgan, 344 Park Avenue,                           2,830        $165,725        12,132,671       6/25/02      NASDAQ
Stock       New York, NY

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INSTRUCTIONS:

1. (a) Name of Issuer                                        3. (a) Title of the class of securities to be sold
   (b) Issuer's IRS Identification Number                       (b) Name and address of each broker through whom the securities are
   (c) Issuer's SEC file number, if any                             intended to be sold
   (d) Issuer's address, including zip code                     (c) Number of shares or other units to be sold (if debt securities,
   (e) Issuer's telephone number, including area code               give the aggregate face amount)
                                                                (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
                                                                (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by
2. (a)  Name of person for whose account the securities are         the most recent report or statement published by the issuer
        to be sold                                              (f) Approximate date on which the securities are to be sold
   (b)  Such person's IRS identification number, if such        (g) Name of each securities exchange, if any, on which the securit
        person is an entity                                         are intended to be sold
   (c)  Such person's relationship to the issuer (e.g.,
        officer, director, 10% stockholder, or member of
        immediate family of any of the foregoing)
   (d)  Such person's address, including zip code



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                                                  TABLE I -- SECURITIES TO BE SOLD
                   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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                                                      Name of Person from
                                                         Whom Acquired         Amount of
 Title of     Date you    Nature of Acquisition       (If gift, also give      Securities   Date of
the Class     Acquired         Transaction            date donor acquired)      Acquired    Payment     Nature of Payment
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Common     11/22/97       Acquired pursuant to                Issuer              2009      11/22/97          Cash
                          employee stock purchase plan
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Common     8/3/98         Exercised Stock Options             Issuer               821        8/3/98           Cash
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INSTRUCTIONS:    1.  If the securities were purchased and full payment therefor         2.  If within two years after the
                     was not made in cash at the time of purchase, explain in               acquisition of the securities the
                     the table or in a note thereto the nature of the                       person for whose account they are to be
                     consideration given. If the consideration consisted of any             sold had any short positions, put or
                     note or other obligation, or if payment was made in                    other option to dispose of securities
                     installments describe the arrangement and state when the               referred to in paragraph (d)(3) of Rule
                     note or other obligation was discharged in full or the last            144, furnish full information with
                     installment paid.                                                      respect thereto.


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                                        TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
     Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold:
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                                                                                           Amount of
                                                                               Date of    Securities
           Name and Address of Seller             Title of Securities Sold       Sale        Sold         Gross Proceeds
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INSTRUCTIONS:                                                             ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144.              The person for whose account the securities to which this
Information is to be given not only as to the person for                  notice relates are to be sold hereby represents by
whose account the securities are to be sold but also as to                signing this notice that he does not know any material
all other persons included in that definition. In addition,               adverse information in regard to the current and
information shall be given as to sales by all persons whose               prospective operations of the Issuer of the securities to
sales are required by paragraph (c) of Rule 144 to be                     be sold which has not been publicly disclosed.
aggregated with sales for the account of the person filing
this notice.


                          6/25/02                                                               /s/ James T. Barry
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                       DATE OF NOTICE                                                              (SIGNATURE)


                          The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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